Exhibit 99.1

For Immediate Release

February 6, 2004

DRAXIS Reports Strong Fourth Quarter and Year End Results

Earnings per share from continuing operations of 4 cents for Q4 and 13 cents for 2003

Revenues from continuing operations up 46% for Q4 and 27% for fiscal 2003

Mississauga, Ontario, February 6, 2004 - DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported results for the fourth quarter and the year ended December 31, 2003.  All amounts are expressed in U.S. dollars.

Revenues from continuing operations in the fourth quarter of 2003 increased 46% to $14.4 million from $9.8 million in the fourth quarter of 2002. Fiscal 2003 revenues from continuing operations were $49.2 million, up 27% over $38.6 million in 2002.  Revenues for the year include the recognition of $1.4 million of deferred revenue in the first quarter related to the termination of a BrachySeed® distribution agreement.  Net income from continuing operations in the fourth quarter of 2003 increased 45% to $1.4 million ($0.04 per share) from $1.0 million ($0.03 per share) in the fourth quarter of 2002.  Net income from continuing operations for 2003 increased 55% to $4.7 million ($0.13 per share) from $3.0 million ($0.08 per share) in 2002.

FINANCIAL HIGHLIGHTS

(thousands of U.S. dollars except per share amounts and in accordance with U.S. GAAP)

(unaudited)

	2003				2002
	Q4	Q3	Q2	Q1	Q4
From Continuing Operations(1)
Revenues	$14,385	$12,965	$11,765	$10,078	$9,836

EBITDA(2) (pre-R&D)	3,064	3,792	2,411	2,300	1,893
R&D	(475)	(430)	(395)	(294)	(324)
EBITDA(2)	2,589	3,362	2,016	2,006	1,569

Net Income (Loss)
From Continuing Operations	1,409	1,733	723	806	975
From Discontinued Operations	112	4,112	103	4,204	(266)
	$1,521	$5,845	$826	$5,010	$709

Basic Income (Loss) Per Share
From Continuing Operations	$0.038	$0.047	$0.019	$0.022	$0.026
From Discontinued Operations	0.003	0.111	0.003	0.113	(0.007)
	$0.041	$0.158	$0.022	$0.135	$0.019

(1)          The results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations with the exception of revenues and expenses related to Alertec®.  Effective July 22, 2003 revenues and expenses directly related to Alertec® are no longer included in continuing operations since Alertec® was included in the divestiture of DRAXIS Pharmaceutica.

(2)          Income from continuing operations before interest, income taxes, minority interest and depreciation and amortization.  This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance.  Such measures should not be construed as the equivalent of net cash flows from operating activities.

“We have experienced significant growth in our core businesses throughout the year and this trend continued in the fourth quarter, on track with our plan,” said Dr. Martin Barkin, President and CEO of DRAXIS.  “In our manufacturing business, increased production volumes in our sterile products department (SPD) have begun to positively impact results. We added a shift during the summer of 2003 and continue to ramp up production for GlaxoSmithKline and introduce new products.  In our radiopharmaceuticals business, fourth quarter revenues matched those of the strong third quarter and achieved 72% growth over the fourth quarter of 2002.  Sales of Iodine I-131 products in the U.S. remain robust and we continue to increase our share of that market”.

Dr. Barkin also noted that, “Further progress has been made in our pipeline of innovative proprietary products.  Fibrimage®, our unique agent for the diagnostic imaging of Deep Vein Thrombosis, continued to advance through Phase III clinical evaluation toward our objective of filing with regulators for marketing approval in the second half of 2004.  In addition, patient enrollment continued in the two Phase II trials evaluating INFECTON®, our unique imaging agent that promises to fill the unmet medical need for detecting difficult-to-diagnose infection and differentiate infection from inflammation.”

In 2003 EBITDA margins for both core businesses and for the Company overall continue to increase as a result of increasing capacity utilization and the introduction of new, higher margin products.  EBITDA margins for the year include the recognition in the third quarter of $0.7 million of non-recurring insurance proceeds, which reduced the cost of goods sold.  Notwithstanding the increased margins for 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S. dollars, negatively affected gross profit margins compared to 2002.

The Company’s balance sheet and liquidity position remained strong in the fourth quarter.  Operating cash flow for the quarter was positive and the cash position increased from $10.2 million at the beginning of the fourth quarter to $11.5 million at the end of the quarter.

Highlights from Management’s Discussion and Analysis

Consolidated Operations

•                  Revenues of $14.4 million for the quarter and $49.2 million for 2003 were, respectively, 46.2% and 27.3% ahead of 2002, including $1.4 million in non-recurring deferred revenue in the first quarter related to the termination of agreements for BrachySeed®.

•                  Net income from continuing operations was $1.4 million ($0.038 per share) for the fourth quarter and $4.7 million ($0.126 per share) for 2003, compared to $1.0 million ($0.026 per share) and $3.0 million ($0.081 per share), respectively, in 2002.

•                  Earnings before interest, income taxes, minority interest, depreciation and amortization, (“EBITDA”) for the quarter grew 65.0% over the fourth quarter of 2002 to $2.6 million and for fiscal 2003 increased 75.0% over 2002 to $10.0 million ($7.9 million after excluding the positive non-recurring impact of $1.4 million in deferred revenue related to termination of BrachySeed® agreements and the recognition of a $0.7 million in insurance proceeds as a reduction of cost of goods sold).

•                  The EBITDA margin for the quarter grew from 16.0% in 2002 to 18.0% in 2003 and for the year grew from 14.7% in 2002 to 20.3% in 2003 (16.0% excluding the impact of the positive non-recurring items) in 2003.

•                  Cash flow from continuing operations, before changes in working capital, increased to $1.2 million for the fourth quarter and $1.7 million for fiscal 2003, compared to cash outflows of $0.2 million and $1.8 million, respectively, for the corresponding 2002 periods.

•                  To further concentrate support for the operating businesses, which are located in Montreal, Alida Gualtieri, former partner in McCarthy Tétrault’s Montreal offices, was appointed to the position of Corporate Secretary and General Counsel.

•                  In November 2003, the Company and the University of Toronto and the University of Toronto Innovations Foundation mutually agreed to dismiss, without payment, the lawsuits between them with respect to Anipryl®.

Radiopharmaceuticals

•                  Fourth quarter revenues increased 71.9% to $4.2 million from $2.4 million in the fourth quarter of 2002 while fiscal 2003 revenues, including $1.4 million of non-recurring revenues, increased 58.4% to $16.1 million from $10.2 million in 2002.  Sales growth came from diagnostic imaging kit products and substantial shipments to the U.S. of the new radiotherapeutic kit product (Sodium Iodide I-131) for the treatment of thyroid cancer and hyperthyroidism, beginning in the second quarter of 2003.

•                  EBITDA was $1.1 million for the quarter and $5.6 million ($3.7 million excluding the impact of non-recurring items) for the year, substantially greater than the $0.1 million and $0.7 million, respectively, in 2002.

•                  The EBITDA margin for the fourth quarter increased to 27.3% from 5.0% in 2002 and for the year increased to 34.9% (25.2% excluding non-recurring items) from 7.0% for 2002. The increase reflects a higher-margin product mix in 2003 and the negative impact on margins in 2002 when the Company incurred inventory losses on radioactive palladium.

•                  DRAXIMAGE continued to enroll patients in both the Phase III clinical trial for Fibrimage® and in two Phase II clinical trials for INFECTON® in Canada.  The current trials for both products are expected to continue through the first half of 2004.

Manufacturing

•                  Fourth quarter revenues increased 60.9% to $8.7 million from the fourth quarter of 2002 while fiscal 2003 revenues increased 28.8% over 2002 to $27.0 million.  Increases were driven primarily by substantial increases in volumes of sterile products for U.S. and international markets.  Increased capacity utilization from an additional shift added during the summer is reflected in fourth quarter revenues.

•                  EBITDA for the quarter increased 50.6% to $0.6 million and for the year increased 72.9% to $1.1 million compared to the corresponding periods in 2002 as a result of increased product sales and the higher-margin product mix related to new sterile products business.

•                  The EBITDA margin for the fourth quarter was 6.8% and for the year 2003 was 4.0%, compared to 7.3% and 3.0%, respectively, for 2002. The fourth quarter of 2003 was impacted by reduced production during December 2003 related to scheduled maintenance and capital activities.

•                  The manufacturing business continues to be impacted by the ramp up in commercial shipments of sterile injectable products.

Subsequent to December 31, 2003

•                  A tentative settlement to renew the collective agreement covering unionized hourly employees at the Company’s contract manufacturing operations was announced in January, 2004 subject to ratification by the unionized employees.

Outlook

The operational focus for 2004 is to continue to improve near-term financial and operational performance of both operating businesses through increased sales of existing products and services and improved manufacturing efficiency and effectiveness.  Longer term growth is expected to be achieved through the development of the product pipeline as well as the identification of new business opportunities that are consistent with the Company’s focus and capabilities in radiopharmaceuticals and contract manufacturing.

Radiopharmaceuticals

The radiopharmaceuticals business is expected to grow in 2004 through increasing sales of existing products in the U.S., the introduction of new products into the U.S. and expansion into Europe.  Sales of BrachySeed® implants are expected to increase in 2004 following the implementation of direct marketing, sales and distribution strategies in 2003.

In 2004 the Company expects to substantially increase its investment in research and development activities over 2003 for its radiopharmaceutical product pipeline.  The Company plans to complete the Phase III clinical trial of Fibrimage® and to further support Phase II and Phase III clinical evaluations of INFECTON®.

Radiopharmaceutical revenue for 2004 is expected to grow between 30 and 35%. The EBITDA margin is expected to be between 23 and 28%, including the ramp up of research and development spending in 2004 for late stage clinical trials of both Fibrimage® and INFECTON®. The Company’s long-term growth target continues to be to achieve radiopharmaceutical revenues of $30 million to $35 million by 2007 (representing more than three times its 2002 base), together with improving profitability margins.  These target ranges do not include any provision for the positive impact that would occur as a result of commercialization of any of the Company’s products currently in Phase III or Phase II clinical trials.

Manufacturing

The long-term objective for the manufacturing business is to leverage existing production capabilities and regulatory excellence to increase revenues and capacity utilization while managing costs. Demand for the Company’s sterile product capacity, including lyophilized and non-lyophilized production, continues to grow and create challenges.  To meet this challenge the Company plans to increase capacity through additional production shifts, production efficiencies and capital investment.  In 2004, the Company will seek to increase capacity utilization of the non-sterile production area by increasing new business activities.

Manufacturing revenue for 2004 is expected to grow between 20 and 25% coupled with improving EBITDA margins of 8 to 12% by the end of 2004. The long-term target is to achieve manufacturing revenues from the Montreal facility of $40 million to $50 million by 2007 (representing more than two times its 2002 base), with EBITDA margins of 15 to 20%.

In 2004 the Company will complete its three year, $12 million capital plan including the installation of new autoclave capacity and the second lyophilizer, which will triple current capacity in this specialized area.  Installation and the rigorous validation process that is required before commercial production can begin is expected to be completed in the second half of 2004.  Significant contribution is not expected before 2005.

Consolidated Operations

The Company has significantly reduced its debt levels during 2003 and plans to continue to reduce and/or restructure its existing third party debt arrangements in a manner consistent with best serving the future growth of its core businesses.

Operating cash flow is expected to be positive in 2004 and is expected to continue to grow over 2003 operating cash flow levels.

Interim Financial Report

This release includes by reference the fourth quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDA and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss the fourth quarter and year end 2003 financial results at 10 a.m. (ET) on February 6, 2004. This call can be accessed by dialing 1-800-428-5596 (no access code required) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 90 days following the conference call.

ABOUT DRAXIS HEALTH INC.

DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical Company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc.  DRAXIS Health employs nearly 400 staff and reported sales in 2003 in excess of US$49 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company’s products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company’s filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:
Jerry Ormiston
DRAXIS Health Inc.
Phone:	877-441-1984
Fax:	905-677-5494

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

-                    Quarter Ended December 31, 2003 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2002 and the related discussion and analysis of financial condition and results of operations.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its contract manufacturing operations.

The Company believes that its radiopharmaceutical business, acquired in 1997, and its contract manufacturing business, acquired in 1998, have significant long-term growth potential and the Company has invested considerable financial and management resources toward the development of these businesses. Accordingly, the Company’s primary operational focus consists of: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing business are highlighted by the improved operating results of these core businesses and improved cash flows of the Company in 2003.

Specifically in 2003, the Company achieved a number of significant accomplishments including:

•                  Improving financial results from continuing operations:

•                  Revenues of $49.2 million for the year representing growth of 27.3% over 2002 including the positive non-recurring impact of $1.4 million in deferred revenue related to the termination of the licence and distribution agreements for BrachySeed®.

•                  Earnings before interest, income taxes, minority interest, depreciation and amortization, (“EBITDA”) of $10.0 million for the year, representing an increase of 75.0% over 2002 ($7.9 million after excluding the positive non-recurring impact of $1.4 million in deferred revenue related to termination of BrachySeed® agreements and the recognition of a $0.7 million in insurance proceeds as a reduction of cost of goods sold).

•                  The EBITDA margin grew from 14.7% in 2002 to 20.3% in 2003 or to 16.0% excluding the impact of the positive non-recurring items in 2003.

•                  Ramp up of commercial shipments of Hectorol® Injection for Bone Care International, Inc. beginning late in the first quarter of 2003.

•                  Ramp up of shipments of the new radiotherapeutic kit product (Sodium Iodide I-131) for the treatment of thyroid cancer and hyperthyroidism beginning early in the second quarter of 2003.

•                  On-going ramp up of shipments under the GlaxoSmithKline (“GSK”) manufacturing agreement.

•                  Strengthening of the Company’s balance sheet and liquidity position offering the Company enhanced flexibility in implementing its core business strategies as a result of the sale of its sales and marketing operations.

•                  Realignment of executive management team in support of its core business operations.

Subsequent to December 31, 2003 the Company announced:

•                  A tentative settlement was reached to renew the collective agreement covering its unionized hourly employees at its contract manufacturing operations subject to ratification.

The Company indicated at the beginning of 2003 that its target was to achieve radiopharmaceutical revenues by the end of 2007 of $30 million to $35 million, representing more than 3 times its 2002 revenue base.  The radiopharmaceutical segment’s revenue growth in 2003 is in-line with these targets.

The Company also indicated at the beginning of 2003 that its target was to achieve revenue from its manufacturing segment by the end of 2007 of between $40 million to $50 million, representing more than two times its 2002 revenue base coupled with improving profitability margins.  The manufacturing segment achieved a 28.8% revenue growth in 2003 over 2002.  The EBITDA margin for the manufacturing segment has improved from 3.0% for 2002 to 4.0% for 2003 with an average margin over 7.8% over the last three quarters of 2003.

The Company also expected to be able to generate positive operating cash flow for 2003, before changes in working capital, which it has achieved.

Consolidated Results of Operations(1)

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2003	2002	$ Change		2003	2002	$ Change
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

			Revenues
$12,440	$7,728	$4,712	Product sales	$40,535	$30,338	$10,197
1,945	2,108	(163)	Royalty and licensing	8,658 (2)	8,302	356
14,385	9,836	4,549		49,193	38,640	10,553

3,929	1,776	2,153	Product gross margin	12,813 (3)	6,934	5,879
31.6%	23.0%		% of Product sales revenues	31.6%	22.9%
1,945	2,108	(163)	Royalty and licensing revenue	8,658	8,302	356
(2,810)	(1,991)	(819)	SG&A	(9,904)	(7,542)	(2,362)
-22.6%	-25.8%		% of Product sales revenues	-24.4%	-24.9%
3,064	1,893	1,171	EBITDA(4) (pre-R&D)	11,567	7,694	3,873
21.3%	19.2%		% of Total revenues	23.5%	19.9%
(475)	(324)	(151)	R & D	(1,594)	(1,996)	402
2,589	1,569	1,020	EBITDA(4)	9,973	5,698	4,275
18.0%	16.0%		% of Total revenues	20.3%	14.7%
(925)	(723)	(202)	Depreciation and amortization	(3,287)	(2,804)	(483)
			Financial
(182)	127	(309)	• Foreign exchange translation	(701)	(12)	(689)
(121)	(73)	(48)	• Other	(831)	(268)	(563)
(11)	75	(86)	Income tax (provision) recovery	(874)	154	(1,028)
59	—	59	Minority interest	391	252	139
112	(266)	378	Income (loss) from discontinued operations	8,531	(834)	9,365
$1,521	$709	$812	Net income	$13,202	$2,186	$11,016

			Net income (loss)
$1,409	$975	$434	• From continuing operations	$4,671	$3,020	$1,651
112	(266)	378	• From discontinued operations	8,531	(834)	9,365
$1,521	$709	$812		$13,202	$2,186	$11,016

			Basic income (loss) per share
$0.038	$0.026		• From continuing operations	$0.126	$0.081
0.003	(0.007)		• From discontinued operations	0.230	(0.023)
$0.041	$0.019			$0.356	$0.058

(1)          Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. (See Accounting Matters – Discontinued Operations)

(2)          Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®

(3)          Includes $730 of insurance proceeds

(4)          Income from continuing operations before depreciation and amortization, interest, income taxes and minority interest.  This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (See Accounting Matters - Non-GAAP Measures)

Comparison of Fourth Quarter of 2003 with 2002

Consolidated revenues for the fourth quarter of 2003 increased 46.2% compared to 2002 driven by increased product sales in both the radiopharmaceutical and contract manufacturing businesses, partially offset by lower Anipryl®-related deferred revenue.

Increased product gross margins associated with continuing operations for the fourth quarter of 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses.

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the fourth quarter of 2003 decreased compared to 2002 as the impact of increased product sales was partially offset by the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

Research and development expenditures associated with continuing operations for the fourth quarter of 2003 increased compared with 2002 related to the commencement of the ramp up of activities related to Fibrimage® and INFECTON®.

EBITDA from continuing operations for the fourth quarter of 2003 improved to $2,589,000 compared to $1,569,000 in 2002 driven by increased product sales and changes in product mix driven by new business.

EBITDA margin of 18.0% for the fourth quarter of 2003 compared to a margin of 16.0% for the fourth quarter of 2002.

Depreciation and amortization expense associated with continuing operations for the quarter ended December 31, 2003 increased 27.9% over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2003.

Net financial items associated with continuing operations resulted in additional charges to income of $357,000 higher than for the fourth quarter of 2002 related to the foreign exchange gains losses associated with a strengthening Canadian dollar in the fourth quarter of 2003 compared with a weakening Canadian dollar in the fourth quarter of 2002.

Minority interest for the fourth quarter of 2003 did not have a significant contribution to net income compared in the fourth quarter of 2002.

Discontinued operations contributed $112,000 of income in the fourth quarter of 2003 compared to a loss of $266,000 in 2002.  The income generated in the fourth quarter of 2003 relates to residual sales of products not included in the sales of product rights in 2003.

For the fourth quarter of 2003, the Company recorded an income tax expense at an effective tax rate of 0.8% compared to an effective recovery tax rate of 8.3% in 2002.  The income tax expense for the fourth quarter reflects the positive impact of tax planning activities which reduced the overall tax liability for the year, the mix of business in the quarter and positive impact of tax assessments related to prior years.

The weighted average number of common shares outstanding in the fourth quarter of 2003 was 37,186,652 an increase over 2002 due to the exercise of options and employee participation shares during the quarter.

Comparison of Year Ended December 31, 2003 and 2002

Consolidated revenues from continuing operations for the year ended December 31, 2003 increased 27.3% compared to 2002 due to higher product sales coupled with the recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company’s former BrachySeed® licensee in the U.S. (See Accounting Matters – Termination of BrachySeed® Agreements) in the first quarter of 2003, partially offset by lower Anipryl®-related deferred revenue.

Increased product gross margins associated with continuing operations for 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses coupled with the recognition of $730,000 in insurance proceeds as a reduction of cost of goods sold (See Accounting Matters- Insurance Proceeds).

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the year ended December 31, 2003 decreased modestly compared to 2002 as the impact of increased product sales was more than offset by the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

Research and development expenditures associated with continuing operations for 2003 decreased compared with 2002 due to higher than normal spending in the third quarter of 2002 for third party toxicity testing of Fibrimage® and Amiscan™.

EBITDA from continuing operations for the year ended December 31, 2003 increased 75.0% compared to 2002 due to increased product sales, changes in product mix driven by new business, the recognition of $1,436,000 of previously deferred BrachySeed® revenue, and the receipt of $730,000 of insurance proceeds, partially offset by lower Anipryl®-related deferred revenue.

EBITDA margin grew from 14.7% in 2002 to 20.3% (16.0%, excluding the impact of the positive non-recurring items) in 2003.

Depreciation and amortization expense associated with continuing operations for the quarter ended December 31, 2003 increased 17.2% respectively over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2002 and third quarter of 2003.

Net financial items associated with continuing operations resulted in charges to income of $1,532,000 compared to $280,000 for the year ended December 31, 2003 due to foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003 as compared with the positive impact of a weakening Canadian dollar in 2002, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and increased borrowing costs in the early portion of 2003.

Minority interest for 2003 had a contribution to net income of $391,000 compared to $252,000 in 2002 due to losses in the contract manufacturing operations in the first quarter of 2003.

In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly Canadian dollars, the Company’s overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S dollars, negatively affected gross profit margins compared to 2002. The impact is reflected within the cost of goods sold and selling, general and administration lines on the income statement.

Discontinued operations contributed $8,531,000 of income for the year ended December 31, 2003 compared to a loss of $834,000 in 2002 due to the sale of discontinued operations in 2003 and the after-tax gain related to the $6,500,000 received on the sale of product rights in the first quarter of 2003 and $9,600,000 received on the sale of product rights in the third quarter of 2003.  The tax provision associated with these transactions reduced the Company’s deferred tax assets.  No cash taxes are expected to be payable as a result of these transactions.

For the year ended December 31, 2003 the Company recorded an income tax expense at an effective tax rate of 17.0% as compared to a recovery of 5.9% in 2002 due to recognition in 2002 of tax refunds related to the Company filing amended U.S. returns for its 1998, 1999 and 2000 taxation years. The Company’s effective tax rate varies from period to period depending on the level of income generated from each subsidiary.

The weighted average number of common shares outstanding in 2003 of 37,114,648 increased over 2002 due to the exercise of options and employee participation shares during 2003 less shares repurchased for cancellation by the Company.

Radiopharmaceuticals

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2003	2002	$ Change		2003	2002	$ Change
			(in thousands of U.S. dollars) (U.S. GAAP)

			Revenues
$4,202	$2,316	$1,886	Product sales	$14,564	$9,704	$4,860
—	128	(128)	Royalty and licensing	1,521	451	1,070
4,202	2,444	1,758		16,085	10,155	5,930

1,621	447	1,174	EBITDA (pre-R&D)	7,208	2,702	4,506
38.6%	18.3%		% of Revenues	44.8%	26.6%
(475)	(324)	(151)	R & D	(1,594)	(1,996)	402
1,146	123	1,023	EBITDA	5,614	706	4,908
(233)	(186)	(47)	Depreciation and amortization	(843)	(716)	(127)
$913	$(63)	$976	Income (loss) from operations	$4,771	$(10)	$4,781

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: Fibrimage®, currently in Phase III, for imaging deep vein thrombosis, INFECTON® currently in Phase II clinical development for imaging infection and Amiscan™, currently in Phase II, for the early diagnosis of acute myocardial infarct. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the year ended December 31, 2003 included:

•                  Strong financial results:

•                  Revenues of $16.0 million for the year representing an increase of $5.9 million over 2002.

•                  EBITDA of $5.6 million ($3.7 million, excluding the positive non-recurring impact $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for BrachySeed®), representing an increase of $4.9 million ($3.0 million, excluding non-recurring items) over 2002.

•                  EBITDA margin of 34.9% (25.3%, excluding the positive non-recurring impact $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for BrachySeed®) compared to a 7.3% margin for 2002.

•                  Ramp up of sales related to sodium iodide I-131 for the treatment of thyroid cancer and hyperthyroidism following regulatory approval in January 2003.

•                  Successful completion of Phase I safety and dosimetry trial in Canada for INFECTON®.

•                  The establishment of a marketing and distribution agreement with Netherlands-based IDB Benelux Inc. for the Benelux countries.

•                  Expansion of the Company’s agreements with Isogenic Sciences Limited, for global rights to proprietary technology related to brachytherapy implants.

•                  Five year agreement with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. The agreement provides that DRAXIMAGE technetium-

99m kits, Indium-111 and Xenon-133 will be distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada with the balance marketed on a non-exclusive basis.

•                  Receipt of Health Canada approval to initiate two Phase II clinical studies of INFECTON®, a novel radiopharmaceutical diagnostic imaging agent for detecting and determining the location of infection in patients with difficult to diagnose signs and symptoms.  Enrollment for the two Phase II clinical studies has begun and is expected to continue into early 2004.

•                  Granting of a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumours or metastases. The new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumours when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumours and metastases.

•                  On December 9, 2003, the Company announced that DRAXIMAGE has been certified under ISO 9001: 1994, including ISO 13485: 1996, an international standard for medical device manufacturers. The certification is a significant step in the strategy to enter the European radiopharmaceutical and medical device market in 2004.

Comparison of Fourth Quarter of 2003 with 2002

Revenues for the radiopharmaceutical segment for the fourth quarter increased to $4,202,000 or 71.9% over 2002 driven by sodium iodide I-131 product sales to the U.S.

Shipments of BrachySeed® I-125 to the U.S. and Canada in the fourth quarter of 2003 increased slightly as compared with the third quarter of 2003. Shipments of BrachySeed® I-125 to the U.S. remain below levels in 2002 following the termination of agreements with the Company’s former U.S. licensee and the establishment of a direct sales strategy.

Research and development expenditures for this segment increased in the fourth quarter of 2003 as compared to 2002 as a result of the commencement of the ramp up of expenditures related to Fibrimage® and INFECTON® activities.

The substantial increase in EBITDA and EBITDA margin in the current quarter compared to 2002 is largely due to increased product sales driven by sodium iodide I-131 sales to the U.S., partially offset by costs associated with direct sales of BrachySeed® in the U.S.  In the fourth quarter of 2002, $370,000 of inventory losses associated with BrachySeed® Pd-103 were incurred.

Depreciation and amortization expense for this segment increased modestly for the fourth quarter of 2003 compared to 2002 due to capital projects completed in 2002.

Comparison of Year Ended December 31, 2003 and 2002

Revenues for the radiopharmaceutical segment for the year ended December 31, 2003 increased $5,930,000 or 58.4% over 2002 largely driven by sodium iodide I-131 sales to the U.S and by the recognition of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee in the U.S in the first quarter of 2003.

Shipments of BrachySeed® I-125 to the U.S. and Canada for the year ended December 31, 2003 decreased compared with the 2002. Shipments of BrachySeed® I-125 to the U.S. remain below levels attained in 2002 following the termination of agreements with the Company’s former U.S. licensee and the establishment of a direct sales strategy in the first quarter of 2003.

Research and development expenditures for this segment decreased in 2003 as compared to 2002 as a result of higher than normal spending in the fourth quarter of 2002 for third party toxicity testing of Fibrimage® and Amiscan™.

EBITDA and EBITDA margin increased for the year ended December 31, 2003 largely due to increased product sales driven by sodium iodide I-131 sales to the U.S., the receipt of insurance proceeds, and the recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S.

For the year ended December 31, 2002, BrachySeed® net contribution to EBITDA was approximately break-even on $1.8 million of revenues.  Included in 2002 results were $1.0 million of inventory losses associated with the palladium version of BrachySeed®.

Depreciation and amortization expense for this segment increased slightly for the fourth quarter of 2003 and for the year ended December 31, 2003 compared to 2002 due to capital projects completed in 2002.

Manufacturing

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2003	2002	$ Change		2003	2002	$ Change
			(in thousands of U.S. dollars) (U.S. GAAP)

			Revenues
$8,668	$5,386	$3,282	Product sales	$26,985	$20,946	$6,039

592	393	199	EBITDA	1,084	627	457
6.8%	7.3%		% of Revenues	4.0%	3.0%
(434)	(307)	(127)	Depreciation and amortization	(1,448)	(1,166)	(282)
$158	$86	$72	(Loss) income from operations	$(364)	$(539)	$175

Manufacturing comprises the Company’s manufacturing subsidiary, DRAXIS Pharma (“DPI”), and product sales of Anipryl® produced for Pfizer Inc.  DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the year ended December 31, 2003 included:

•                  Improving financial results:

•                  Record revenues of $27.0 million for the year representing an increase of $6.0 million over 2002.

•                  EBITDA of $1.1 million ($0.9 million, excluding the non-recurring impact of insurance proceeds), an increase of $0.4 million ($0.2 million, excluding the impact of insurance proceeds) compared to 2002.

•                  EBITDA margin of 4.0% (3.3%, excluding the non-recurring impact of insurance proceeds) for the year compared to a margin of 3.0% for 2002.

•                  Ramp up of commercial production of Hectorol® Injection for Bone Care International beginning in the second quarter of 2003.

•                  Ramp up of commercial production related to the GSK manufacturing agreement.

Subsequent to Year End the Company Announced:

•                  A tentative settlement to renew the collective agreement covering its unionized hourly employees, represented by the United Food and Commercial Workers International Union, at its contract manufacturing operations was reached subject to ratification.

Comparison of the Fourth Quarter of 2003 and 2002

Total revenues for the manufacturing segment for the fourth quarter of 2003 increased to $8.7 million or 60.9% over 2002. The increase is related to the higher volumes related to the sterile products driven by the ramp up in commercial production of Hectorol® Injection and production under the Company’s GSK manufacturing agreement.

EBITDA for this segment increased $199,000 in the fourth quarter of 2003 compared with 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new sterile business including the production of Hectorol® Injection and production related to the GSK manufacturing agreement. The increase was partially offset by the costs associated with introducing new products, training related to the ramping up of sterile production capacity, and reduced production in month of December associated with normal maintenance and capital installation requirements.

EBITDA margin for the quarter was 6.8% as compared to 7.3% with 2002.  The decrease related to reduced production volume for December 2003 which resulted in higher unabsorbed overhead costs for the quarter. The reduced production related to regular maintenance and capital activities which offset the positive impact of increase volumes and improved product mix.

Depreciation and amortization expense of $434,000 for this segment in the current quarter increased 41.4% over the same period in 2002, following the commencement of depreciation on completed capital projects in late 2002 and the third quarter of 2003.

Comparison of the Year Ended December 31, 2003 and 2002

Total revenues for the manufacturing segment for 2003 of $27.0 million were 28.8% higher compared with 2002 primarily due to commercial production of Hectorol® Injection and production under the Company’s GSK manufacturing agreement.

EBITDA for this segment for the year end December 31, 2003 increased $457,000 and EBITDA margin increased from 3.0% to 4.0% over 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new business including the production of Hectorol® Injection and production related to the GSK manufacturing agreement, partially offset by costs associated with developing new business, training related to the ramping up of sterile production resources, and the unfavourable impact of reduced production in month of December 2003 related to normal maintenance and capital installation requirements. Included in EBITDA is a portion of the insurance proceeds which were recorded as a reduction in cost of goods sold in the third quarter of 2003.

EBITDA and EBITDA margin for the year ended December 31, 2003 were negatively affected by production disruptions early in the first quarter of 2003 in sterile operations due to equipment and related problems which were resolved during the first quarter and the costs associated with new product introductions. EBITDA margin over the last three quarters of 2003 was approximately 7.8%.

During 2003, the operating results of the contract manufacturing section were negatively affected by the increased level of activity of introducing new products.  The introduction of new products to the sterile operations of contract manufacturing results in increased costs because of the amount of capacity which is utilized in the process, the higher risk of batch failures and the ramping up of production staff in preparation for commercial volumes.  In particular, the ramping up of production staff to meet the ultimate capacity demands once new products are approved and commercial production can begin, usually results in a three month training for production staff in which no revenue is generated from their activities.  This reduces the overall EBITDA margin. In addition, the timing of regulatory for new products is difficult to estimate due to the nature of the regulatory approval process. As the commercialization of new products increases in the future relative to the activity level of introducing new products, a positive impact on EBITDA margins is expected.

Depreciation and amortization expense of $1,448,000 for this segment for the year end December 31, 2003 increased 24.2% over the same period in 2002, following the commencement of depreciation on completed capital projects in late 2002 and the third quarter of 2003.

Corporate and Other

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2003	2002	$ Change		2003	2002	$ Change
			(in thousands of U.S. dollars) (U.S. GAAP)

			Revenues
$(430)	$26	$(456)	Product sales(1)	$(1,014)	$(312)	$(702)
1,945	1,980	(35)	Royalty and licensing	7,137	7,851	(714)
1,515	2,006	(491)		6,123	7,539	(1,416)

851	1,053	(202)	EBITDA	3,275	4,365	(1,090)
56.2%	52.5%		% of Revenues	53.5	57.9%
(258)	(230)	(28)	Depreciation and amortization	(996)	(922)	(74)
$593	$823	$(230)	Income from operations	$2,279	$3,443	$(1,164)

(1) Net of inter-segment sales.

The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; royalties and expenses from GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations.  Effective July 22, 2003 revenues and expenses directly related with Alertec® are no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica (See Corporate Matters - Sale of Discontinued Operations).  Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Highlights in this segment for the year ended December 31, 2003 included:

•                  Completion of divestiture of DRAXIS Pharmaceutica in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million received from Elan in the first quarter of 2003, $9.6 million upon closing from Shire, with a potential of $2.9 million of market driven milestones in the future years.  Future royalties are in addition to these figures.

•                  Granting of an exclusive license for Europe to CEVA Santé Animale Inc. (“CEVA”) for the marketing and distribution of Anipryl® for the use of approved Anipryl® claims. Under terms of the agreement, CEVA has the right to promote approved Anipryl® indications in Europe in exchange for a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims.  In addition the Company will receive nominal milestones upon regulatory approval of Anipryl® in the U.K. and subsequent additional jurisdictions within the European Community.

•                  Receipt of authorisation from the U.K. Veterinary Medicines Directorate (“VMD”) to market Anipryl® tablets for dogs in the United Kingdom. As a result of the VMD authorization, the Company will now file for regulatory approval of the product in four additional European Union member states and has received nominal payment from CEVA which is included in revenues for the quarter.

Comparison of the Fourth Quarter of 2003 and 2002

Royalty and licensing revenue in this segment for the fourth quarter 2003 of $1,945,000 represents a decrease as compared to the same period in 2002.  The decrease is attributable to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 but, partially offset by royalties related to sale of products to Shire.

EBITDA decreased for the fourth quarter of 2003 compared with 2002 mainly due to previously announced elimination of minimum royalty income related to Anipryl®.  EBITDA margin increased in the fourth quarter of 2003 due mainly to reduced corporate expenses coupled with positive impact of royalties related to Shire which more than offset the negative impact of the previously announced elimination of minimum royalty income related to Anipryl®

Depreciation and amortization expense in this segment in the fourth quarter of 2003 was largely unchanged as compared to 2002.

Comparison of Year Ended December 31, 2003 and 2002

Royalty and licensing revenue in this segment for the year ended December 31, 2003 of $7,137,000 decreased compared to 2002 due to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 which more than offset the royalties related to the sale of products to Shire coupled with payments received from CEVA.

EBITDA and EBITDA margin decreased for the year ended December 31, 2003 due mainly to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 partially offset by royalties related to sale of product rights to Shire coupled with payment received from CEVA.

Depreciation and amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

Corporate Matters

Executive Management Team Realignment

In 2003, Company announced the realignment of its executive management team to reflect the growing importance of its core operating businesses in Montreal. The significant elements of the realignment which were effective July 1, 2003 are as follows:

•                  The departure of Jim Garner as Senior Vice President Finance and Chief Financial Officer.

•                  The office of the Chief Financial Officer was assumed by Mark Oleksiw, previously Director of Finance in Montreal. Mr. Oleksiw has over eight years of experience with an international public accounting firm focusing on U.S and Canadian publicly listed companies mostly in the life science and high technology industries. In addition, Mr. Oleksiw has three years experience in external reporting in the telecommunications industry combined with two years of internal audit experience. Mr. Oleksiw has also lectured for the last seven years at McGill University in the Chartered Accountancy Program and worked closely with the Canadian Institute of Chartered Accountants.

•                  The promotion to Senior Vice-President, Corporate Development and Strategic Planning of Dan Brazier. Mr. Brazier’s new responsibilities were in addition to his role since 1998 as President of DRAXIS Pharmaceutica. Mr. Brazier has played an integral role in maintaining the value of the DRAXIS Pharmaceutica division during the lengthy divestiture process. Mr. Brazier has over 23 years of progressive experience in various marketing and sales management positions covering prescriptions, medical devices, over the counter and retail product categories.

•                  The promotion to Vice-President Finance of Mr. Chien Huang. Mr. Huang provides financial support for a wide range of corporate activities including strategic planning, corporate development and investor relations. Mr. Huang joined DRAXIS in 1998 as Assistant Controller and has served various corporate finance capacities since then.  In addition, Mr. Huang has over eight years of prior experience including positions as a manager of business process re-engineering, senior financial planning and analysis and audit experience with an international accounting firm.

Furthermore, in order to provide for further concentration of its support operations with its operating divisions in Montreal, the Company has appointed Alida Gualtieri, partner in the Corporate Finance Mergers and Acquisition sector of McCarthy Tétrault’s Montreal offices to the position of General Counsel and Corporate Secretary to replace Doug Parker who left the Company on December 1 to join an outside law firm.  Ms. Gualtieri is primarily located at the Company’s Montreal offices and has been a member of the Quebec Bar since 1988.

Sale of Discontinued Operations

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan’s unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica division with the sale to Shire BioChem Inc. (Shire), of substantially all the remaining products of the division. The Company has received $9.6 million in cash from Shire and may receive up to $2.9 million in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the sold products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax® (See Accounting Matters- Discontinued Operations).

Legal Actions

Since 2000, the Company and its animal health subsidiary, Deprenyl Animal Health, Inc. (“DAHI”), have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation.  One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®.  The second dispute relates to a 1988 contract research agreement under which the University of Toronto is claiming a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property.  On November 18, 2003, the Company, and the University of Toronto and the University of Toronto Innovations Foundation mutually agreed to dismiss, without payment, the lawsuits between them with respect to Anipryl®.

Share Buy-back Program

On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares of the Company at that time.  DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003.  The bid will end no later than April 20, 2004 or earlier if the Company purchases the maximum allowable number of shares.  As at December 31, 2003, 50,300 shares had been acquired under this program at a weighted average cost of $1.30 per share.

Liquidity and Capital Resources

	December 31, 2003	December 31, 2002
	(in thousands of U.S. dollars) (U.S. GAAP)

Cash and cash equivalents	$11,539	$4,899
Non-financial working capital (net)(1)	$12,491	$6,284
Total debt	$10,466	$13,610

(1) Excluding cash and cash equivalents, bank loan, current portions of deferred revenues, long-term debt and customer deposits.

Cash and cash equivalents at December 31, 2003 totalled $11,539,000 as compared with $10,233,000 as at September 30, 2003 and $4,899,000 as at December 31, 2002.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  As at December 31, 2003 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.  There are certain standard financial liquidity ratio requirements pursuant to DPI’s term loan as well as terms of the DPI shareholders’ agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows from continuing operations, before changes in working capital, in the fourth quarter of 2003, were positive $1,169,000 as compared to a cash outflow of $235,000 in 2002. Cash flows from continuing operations, before changes in working capital, for 2003, were positive $1,706,000 as compared to a cash outflow of $1,773,000 in 2002.

Non-financial working capital increased from $6,284,000 as at December 31, 2002 to $12,491,000 as at December 31, 2003 due to higher accounts receivable related to the ramp up in product volumes during the year and reduction in trade payable. Non-financial working capital increased modestly from $12,039,000 to $12,491,000 as compared to September 30, 2003 due mainly to the decrease in contract manufacturing inventories at year end due a production shutdown during the last two weeks of December to facilitate normal repairs and maintenance and capital programs.

Cash flows from discontinued operations in the fourth quarter of 2003 were $181,000 as compared to a cash inflow of $200,000 in 2002.  This was due to residual sales of products not included in the sale of the discontinued operations coupled with a reduction in the residual working capital investment related to discontinued operations.

Cash flows from discontinued operations for 2003 were $17,099,000 as compared to a cash outflow of $439,000 in 2002. The improvement in 2003 relates to proceeds from the disposition of discontinued operations during the year.

Deferred revenue continued to decline in 2003 which is attributable to amortization of deferred revenues related to milestones of prior years and the recognition related to the termination of the agreement with the brachytherapy licensee in the U.S. in the first quarter of 2003.

Deferred revenue amortization, which represents a source of non-cash earnings for the Company, decreased to $1,484,000 in the fourth quarter of 2003 as compared to $1,651,000 in 2002. The decrease in the fourth quarter was due to the elimination of the minimum royalty income related to Anipryl®. Deferred revenue amortization was relatively flat compared to 2003 as the elimination of the minimum royalty income related to Anipryl® was offset by recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee.

Capital expenditures of $1,137,000 in the fourth quarter of 2003 decreased slightly from $1,436,000 in 2002.  Virtually all capital expenditures in the fourth quarter of 2003 are attributable to expenditures under the previously announced capital plan for the contract manufacturing segment and any period over period decrease is related to the timing of the expenditures. Capital expenditures for the year decreased from $5,390,000 in 2002 to $3,536,000 for 2003 due to timing of the installation and payments related to the second lyophilizer project.

The Company did not make any acquisitions in the 2002 or 2003.

In March 2002, co-incident with the announcement of DPI’s new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI’s existing shareholders and up to $3,000,000 in debt financing from Investissement Québec.  As of December 31, 2003, the maximum amounts of debt and equity have been fully subscribed by DPI’s existing shareholders and $1,741,000 of debt financing has been provided by Investissement Québec.

Total debt at December 31, 2003 totalled $10,466,000 as compared with $10,202,000 at September 30, 2003 and $13,610,000 at December 31, 2002.  During 2003, the Company reduced its outstanding third party debt through the repayment of its secured revolving credit facility at DPI and the repayment of its unsecured subordinated obligation related to the in-licensing of Permax® (DRAXIS Health Inc.). In the fourth quarter of 2003, the Company continued to reduce its long-term debt based on the repayment terms and the increase in debt is related to the strengthening of the Canadian dollar as all third-party debt is denominated in Canadian dollars.

As at December 31, 2003, the Company’s debt, was comprised as follows:

•                  $ 5,558,000 secured bank term loan (DPI);

•                  $ 1,741,000 secured subordinated term loan from Investissement Québec (DPI);

•                  $ 3,167,000 unsecured subordinated term loan from SGF (DPI); and

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $369,000 in the fourth quarter and $452,000 for the year ended December 31, 2003 as compared to $28,000 and $844,000 for the same periods of 2002.

In the fourth quarter of 2003, the Company did not receive any proceeds from the issuance of treasury shares of DPI compared with $525,000 for 2002.  For the years ended December 31, 2003 and 2002 the Company received $225,000 and $792,000 respectively.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure but, reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

Canadian GAAP

The differences between U.S. and Canadian GAAP which affect net income (loss) for the quarter and the year ended December 31, 2003 and 2002 are summarized in the following table:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		(in thousands of U.S. dollars)

$1,521	$709	Net income as reported under U.S. GAAP	$13,202	$2,186

		Continuing operations
(602)	(591)	Amortization expense, net of tax	(2,290)	(2,393)
—	—	Other	—	77
(602)	(591)		(2,290)	(2,316)
		Discontinued operations
6	(157)	Amortization expense, net of tax	(215)	(630)
—	429	Recovery (provision) for future losses, net of tax	1,064	(1,065)
—	—	Net gain on disposal of product rights - net of tax	(3,567)	—
6	272		(2,718)	(1,695)

$925	$390	Net income (loss) under Canadian GAAP	$8,194	($1,825)

Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the fourth quarter of 2002. No net losses were expected under U.S. GAAP.  Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP as the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement.  Whereas under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

OUTLOOK

The Company’s primary operational focus for 2004 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE is expected to continue to grow in 2004 through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.

Sales of BrachySeed® implants are expected to increase from 2003 levels following direct marketing, sales and distribution strategies which were implemented in 2003. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

In 2004 the Company expects to substantially increase its investment in research and development activities of its radiopharmaceutical product pipeline, specifically Fibrimage® and INFECTON®  over 2003 levels to support the Phase III trial of Fibrimage® and the Phase II and Phase III trials of INFECTON® .

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE’s pipeline products under development address substantial unmet market needs and thus has considerable potential, two of these products are at advanced stages of development.  Fibrimage® is completing its Phase III program and INFECTON® has embarked on its Phase II program.  Nevertheless, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

Excluding the potential impact of the radiopharmaceutical products currently under development, the Company’s target continues to be to achieve radiopharmaceutical revenues of $30 million to $35 million (representing more than three times its 2002 base) by 2007, together with improving profitability margins. Specifically for 2004, revenue is expected to grow between 30% and 35%.  EBITDA margin is expected to be between 23% and 28% including the ramp up of research and development spending related to Phase III clinical trials of both Fibrimage® and INFECTON®.

The Company’s longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow. The demand for DPI’s sterile, including lyophilized and non-lyophilized product, capacity continues to grow and create challenges. During 2003, additional production shifts were added to meet customer demand within the framework of DPI’s existing production processes and systems.  The Company expects that an increase in capacity through additional production shifts, production efficiencies and capital investment will be required in 2004 given the increased customer demand.  Unlike DPI’s sterile operations which continue to grow, the non-sterile operations continue to run significantly below its current one-shift capacity. In 2004, DPI will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one shift configuration.

In 2004 DPI will also be focused on the completion of its three year, $12 million capital plan including the installation of the second lyophilizer, which will triple DPI’s current capacity in this highly specialized area.  Installation and a rigorous validation process before commercial production can begin is expected to be completed in the second half of 2004. Significant contribution is not expected before 2005.

The Company’s target is to achieve manufacturing revenues by 2007 from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improved profitability margins of between 15 to 20%. For 2004, the Company expects revenue growth of between 20 and 25% coupled with improving EBITDA margins of 8 to 12% by the end of 2004.

In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company’s radiopharmaceutical and manufacturing businesses.

In 2004, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2003 levels mainly driven by full year royalties related to the sale of product rights to Shire and any contingent milestone payments which may become payable to the Company during the year pertaining to these said product rights.

The Company’s balance sheet at the end of December 2003 reflects a marked improvement in the financial position of the Company. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica provides the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses.  Increased liquidity combined with the senior management realignment will be directed towards achieving the objective of enhancing the value of DRAXIS’ core businesses. The Company has significantly reduced its debt levels and plans to continue to reduce and/or restructure its existing third party debt arrangements in a manner consistent with best serving the future growth of its core businesses.

Management expects operating cash flow to be positive in 2004 and expects continued growth over 2003 operating cash flow levels.

Management expects completion of its three-year $12 million capital plan in 2004 and accordingly, expects capital expenditures to be slightly higher in 2004 compared to 2003.  The focus of future capital expenditures will be to increase and improve on the efficient utilization of its sterile manufacturing capacity in 2004.

With the Company’s current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2004.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2002 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations.  Commencing in the second quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica.  As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire (See Corporate Matters - Sale of Discontinued Operations).

Insurance Proceeds

On July 28, 2003, DRAXIS received insurance proceeds of $730,000 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DPI.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. As a result of the cash receipt and settlement of its claim, the Company recorded as a reduction in cost of goods sold, the amount of the insurance claim received to match where costs associated with claim were previously charged.

Recent Accounting Pronouncements

Stock- Based Compensation

In September 2003, the Accounting Standards Board (“AcSB”) of Canadian Institute of Chartered Accountants released revised transitional provisions for Section 3870, to provide the same alternative methods of transition as is provided under U.S. GAAP for voluntary adoption of the fair value based method of accounting as it applies to stock based compensation. These provisions permit either retroactive (with or without restatement) or prospective application of the recognition provisions to awards not previously accounted for at fair value. Prospective application is only available to enterprises that elect to apply the fair value based method of accounting to that type of award for fiscal years beginning before January 1, 2004.

The AcSB agreed that share-based transactions should be measured on a fair value basis, and also agreed to amend Section 3870 to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments result in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004.

DRAXIS has reviewed the transitional provisions and will adopt the pronouncement effective January 1, 2004 for Canadian GAAP purposes.  The method of application and calculation of impact, if any, on retained earnings will be disclosed in the first quarter of 2004.

DRAXIS has determined it will not adopt the fair value basis of accounting under U.S. GAAP using the transitional provisions applicable to Company in accordance with FAS 148 Accounting for Stock-Based Compensation- Transition and Disclosure. DRAXIS will adopt the fair value basis of accounting under U.S GAAP if and when, the fair value basis of accounting becomes mandatory.

For a summary of other recent accounting pronouncements, see Note 28 to the Company’s 2002 consolidated financial statements.

Non-GAAP Measures

The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance.  Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.

Forward-Looking Statements

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made.  Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company’s products; and other risks detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002

		REVENUES
$12,440	$7,728	Product sales	$40,535	$30,338
1,945	2,108	Royalty and licensing (Note 5)	8,658	8,302
14,385	9,836		49,193	38,640
		EXPENSES
8,511	5,952	Cost of goods sold (Note 4)	27,722	23,404
2,810	1,991	Selling, general and administration	9,904	7,542
475	324	Research and development	1,594	1,996
925	723	Depreciation and amortization	3,287	2,804
12,721	8,990		42,507	35,746
1,664	846	Operating income	6,686	2,894
(303)	54	Interest (expense) income, net	(1,532)	(280)
1,361	900	Income before undernoted	5,154	2,614
11	(75)	Income taxes	874	(154)
59	—	Minority interest	391	252
1,409	975	Income from continuing operations	4,671	3,020
112	(266)	Income (loss) from discontinued operations, net of taxes (Note 3)	8,531	(834)
$1,521	$709	Net income	$13,202	$2,186

		Basic income (loss) per share
$0.038	$0.026	from continuing operations	$0.126	$0.081
0.003	(0.007)	from discontinued operations	0.230	(0.023)
$0.041	$0.019		$0.356	$0.058

		Diluted income (loss) per share
$0.038	$0.026	from continuing operations	$0.126	$0.081
0.003	(0.007)	from discontinued operations	0.229	(0.023)
$0.041	$0.019		$0.355	$0.058
		Weighted-average number of shares outstanding
37,186,652	37,090,320	• basic	37,114,648	36,981,985
37,508,037	37,090,320	• diluted	37,194,994	37,337,879

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

	December 31, 2003	December 31, 2002
ASSETS

CURRENT
Cash and cash equivalents	$10,563	$4,899
Restricted cash	976	—
Accounts receivable, net	9,927	7,934
Inventories	6,096	6,134
Prepaid expenses	688	415
Deferred income taxes, net	2,806	990
	31,056	20,372

Property, plant and equipment, net	32,917	26,054
Goodwill, net	677	556
Intangible assets, net	1,974	7,724
Other assets	565	627
Deferred income taxes, net	9,393	12,618
	$76,582	$67,951

LIABILITIES

CURRENT
Bank loan	$—	$884
Accounts payable and accrued liabilities	7,026	9,189
Current portion of deferred revenues	5,309	5,142
Current portion of long-term debt	981	2,158
Customer deposits	591	2,314
	13,907	19,687

Deferred revenues	7,593	13,852
Long-term debt	9,485	10,568
Minority interest	4,239	3,617
	$35,224	$47,724

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized	$61,034	$60,652
Additional paid in capital	15,667	15,550
Employee participation shares; 2,000,000 shares authorized	86	140
Less: loans receivable	(86)	(140)
Deficit	(35,481)	(48,683)
Accumulated other comprehensive income (loss)	138	(7,292)
	41,358	20,227
	$76,582	$67,951

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		Common Stock (Number of Shares)
37,098,390	37,081,190	Balance, beginning of period	37,098,690	36,613,434
190,334	17,500	Exercise of options	240,334	468,168
9,093	—	Exercise of employee participation shares	9,093	17,088
—	—	Repurchased for cancellation	(50,300)	—
37,297,817	37,098,690	Balance, end of period	37,297,817	37,098,690
		Common Stock
$60,665	$60,624	Balance, beginning of period	$60,652	$59,781
339	28	Exercise of options	422	817
30	—	Exercise of employee participation shares	30	54
—	—	Repurchased for cancellation	(70)	—
$61,034	$60,652	Balance, end of period	$61,034	$60,652
		Additional Paid In Capital
$15,555	$15,476	Balance, beginning of period	$15,550	$15,476
112	—	Stock compensation	112	—
—	74	Fair value associated with expired warrants	—	74
—	—	Common shares purchased for cancellation	5	—
$15,667	$15,550	Balance, end of period	$15,667	$15,550
		Employee Participation Shares
$113	$140	Balance, beginning of period	$140	$166
—	—	Cancellation of employee participation shares	(27)	—
(27)	—	Exercise of employee participation shares	(27)	(26)
$86	$140	Balance, end of period	$86	$140
		Employee Participation Shares-Loans Receivable
$(113)	$(140)	Balance, beginning of period	$(140)	$(166)
—	—	Cancellation of employee participation shares	27	—
27	—	Exercise of employee participation shares	27	26
$(86)	$(140)	Balance, end of period	$(86)	$(140)
		Warrants
$—	$74	Balance, beginning of period	$—	$74
—	(74)	Expiry of warrants	—	(74)
$—	$—	Balance, end of period	$—	$—
		Deficit
$(37,002)	$(49,392)	Balance, beginning of period	$(48,683)	$(50,869)
1,521	709	Net income	13,202	2,186
$(35,481)	$(48,683)	Balance, end of period	$(35,481)	$(48,683)
		Accumulated Other Comprehensive Income (Loss)
$(1,936)	$(7,328)	Balance, beginning of period	$(7,292)	$(7,584)
2,074	36	Other comprehensive income	7,430	292
138	(7,292)	Balance, end of period	138	(7,292)
$41,358	$20,227	Total shareholders’ equity	$41,358	$20,227
		Comprehensive Income
$2,074	$36	Foreign currency translation adjustments	$7,430	$292
2,074	36	Other comprehensive income	7,430	292
1,521	709	Net income	13,202	2,186
$3,595	$745	Total comprehensive income	$20,632	$2,478

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$1,409	$975	Net income from continuing operations	$4,671	$3,020
		Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
(1,484)	(1,651)	Amortization of deferred revenues	(6,811)	(6,568)
925	723	Depreciation and other amortization	3,287	2,804
112	—	Stock compensation	112	28
(66)	(165)	Deferred income taxes	39	(1,181)
(59)	—	Minority interest	(391)	(252)
332	(117)	Other	799	376
		Changes in operating assets and operating liabilities
949	(814)	Accounts receivable	(314)	(401)
656	(841)	Inventories	(93)	(835)
(74)	808	Income taxes	(803)	(235)
170	315	Prepaid expenses	(149)	(185)
(1,007)	1,594	Accounts payable and accrued liabilities	(3,279)	1,245
1,863	827		(2,932)	(2,184)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(1,137)	(1,436)	Expenditures for property, plant and equipment	(3,536)	(5,390)
—	—	Increase in intangible assets	(122)	(60)
—	—	Increase in deferred revenues	165	899
(1,137)	(1,436)		(3,493)	(4,551)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	—	Proceeds from bank loan	4,942	382
—	(482)	Repayment of bank loan	(5,927)	(1,190)
—	2,655	Proceeds from long-term debt	947	5,243
(241)	—	Repayment of long-term debt	(3,013)	(172)
—	449	Proceeds from customer deposits	80	709
(54)	(232)	Repayment of customer deposits	(2,124)	(232)
369	28	Exercise of warrants and options	452	844
—	—	Common shares purchased for cancellation	(65)	—
—	702	Issue of common shares by subsidiary to minority interest	365	969
—	(177)	Repurchase of common shares by subsidiary from minority interest	(140)	(177)
74	2,943		(4,483)	6,376
325	22	Effect of foreign exchange rate changes on cash and cash equivalents	449	95
1,125	2,356	Net cash (used in) from continuing operations	(10,459)	(264)
181	200	Net cash from (used in) discontinued operations	17,099	(439)
1,306	2,556	Net increase (decrease) in cash and cash equivalents	6,640	(703)
10,233	2,343	Cash and cash equivalents, beginning of period	4,899	5,602
$11,539	$4,899	Cash and cash equivalents, end of period	$11,539	$4,899

		Additional Information
$122	$97	Interest paid	$700	$417
$276	$—	Income taxes paid	$1,882	$1,791

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  Where the current rate method is used, the unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2003 and the results of operations and cash flows for the quarter ended December 31, 2003 and 2002.

2.                                      Accounting Change

Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards (“SFAS”) with respect to Statement No. 142, “Goodwill and Other Intangible Assets”.  Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter.  The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment.  The Company does not have any intangible assets with indefinite lives.

3.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan.  On June 4, 2002, the Company announced that it had modified the terms of the proposed sale, primarily by the exclusion of the product rights to Alertec®.

DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Pursuant to APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB 30”), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended September 30, 2003 and all comparative periods presented have been restated.  In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® up until such time that third party approval can be obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002

$188	$1,959	Revenues	$4,301	$6,844
112	(266)	Operating income (loss) from discontinued operations - net of tax	191	(834)
—	—	Net gain on disposal of product rights - net of tax	8,340	—
$112	$(266)	Net income (loss) from discontinued operations - net of tax	$8,531	$(834)

4.                                      Cost of Goods Sold

On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the nine month period ended December 31, 2003 as royalty and licensing revenue.

6.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002

3,342,776	3,510,776	Balance, beginning of period	3,314,109	3,358,444
		Increase (decrease) resulting from:
40,000	47,500	Granted	775,000	750,000
(190,334)	(17,500)	Exercised	(240,334)	(468,168)
(75,000)	(106,667)	Cancelled	(255,000)	(150,167)
(19,500)	(120,000)	Expired	(495,833)	(176,000)
3,097,942	3,314,109	Balance, end of period	3,097,942	3,314,109

(b)  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company’s stock options was determined under the fair value based method of accounting.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002

$1,521	$709	Net income as reported	$13,202	$2,186
(175)	(196)	Pro forma impact	(681)	(736)
$1,346	$513	Pro forma net income	$12,521	$1,450

$0.041	$0.019	Basic net income per share, as reported	$0.356	$0.058
(0.005)	(0.005)	Pro forma impact per share	(0.019)	(0.020)
$0.036	$0.014	Pro forma net income per share (Basic)	$0.337	$0.038
$0.036	$0.014	Pro forma net income per share (Diluted)	$0.337	$0.038

0.0%	0.0%	Dividend yield	0.0%	0.0%
61%	62%	Expected volatility	60%-62%	62%-64%
4.1%	4.2%	Risk-free interest rate	3.8%-4.1%	4.1%-5.6%
5 yrs	5 yrs	Expected option life	5-10 yrs	5 yrs

7.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.  Executive management assesses the performance of each segment based on segment income before interest, income taxes and minority interest.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		PRODUCT SALES REVENUES
$4,202	$2,316	Radiopharmaceuticals	$14,564	$9,704
8,668	5,386	Manufacturing	26,985	20,946
(430)	26	Corporate and Other	(1,014)	(312)
$12,440	$7,728		$40,535	$30,338
		ROYALTY AND LICENSING REVENUES
$—	$128	Radiopharmaceuticals	$1,521	$451
—	—	Manufacturing	—	—
1,945	1,980	Corporate and Other	7,137	7,851
$1,945	$2,108		$8,658	$8,302
		TOTAL REVENUES
$4,202	$2,444	Radiopharmaceuticals	$16,085	$10,155
8,668	5,386	Manufacturing	26,985	20,946
1,515	2,006	Corporate and Other	6,123	7,539
$14,385	$9,836		$49,193	$38,640
		SEGMENT INCOME(1)
$1,146	$123	Radiopharmaceuticals	$5,614	$706
592	393	Manufacturing	1,084	627
851	1,053	Corporate and Other	3,275	4,365
$2,589	$1,569		$9,973	$5,698
		DEPRECIATION AND AMORTIZATION
$233	$186	Radiopharmaceuticals	$843	$716
434	307	Manufacturing	1,448	1,166
258	230	Corporate and Other	996	922
$925	$723		$3,287	$2,804
		OPERATING INCOME (LOSS)(2)
$913	$(63)	Radiopharmaceuticals	$4,771	$(10)
158	86	Manufacturing	(364)	(539)
593	823	Corporate and Other	2,279	3,443
$1,664	$846		$6,686	$2,894

	December 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$11,424	$10,823
Manufacturing	40,953	30,701
Corporate and Other	24,205	26,427
	$76,582	$67,951

(1)   Segment income from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

(2)   Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		REVENUES(1)
$6,829	$6,016	Canada	$22,755	$23,205
7,489	3,764	United States	26,031	15,246
67	56	Other	407	189
$14,385	$9,836		$49,193	$38,640

	December 31, 2003	December 31, 2002
LONG-LIVED ASSETS(2)	$35,568	$34,334
Canada	—	—
United States	$35,568	$34,334

(1)          Revenues are attributable to countries based upon the location of the customer.

(2)          Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

8.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2003		2002		2003	2002
			REVENUES
$12,440		$7,728	Product sales	$40,535	$30,338
1,945		2,108	Royalty and licensing (Note 5)	8,658	8,302
14,385		9,836		49,193	38,640
			EXPENSES
8,511		5,952	Cost of goods sold (Note 4)	27,722	23,404
2,810		1,991	Selling, general and administration	9,904	7,542
475		324	Research and development	1,494	1,936
(110)		(107)	Investment tax credits on research and development	(343)	(453)
1,555		1,336	Amortization	5,797	5,253
13,241		9,496		44,574	37,682
1,144		340	Operating income	4,619	958
(303)		54	Interest (expense) income, net	(1,532)	(280)
841		394	Income before undernoted	3,087	678
87		4	Income taxes	1,081	201
59		—	Minority interest	391	252
813		390	Income from continuing operations	2,397	729
112		—	Income (loss) from discontinued operations, net of taxes (Note 3)	5,797	(2,554)
$925		$390	Net income (loss)	$8,194	$(1,825)

			Basic income (loss) per share
$0.022		$0.011	from continuing operations	$0.065	$0.020
0.003		—	from discontinued operations	0.156	(0.069)
$0.025		$0.011		$0.221	$(0.049)

			Diluted income (loss) per share
$0.022		$0.011	from continuing operations	$0.064	$0.020
0.003	-	—	from discontinued operations	0.156	(0.069)
$0.025		$0.011		$0.220	$(0.049)
			Weighted-average number of shares outstanding
37,186,652		37,090,320	• basic	37,114,648	36,981,985
37,508,037		37,090,320	• diluted	37,194,994	37,337,879

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with Canadian GAAP

(in thousands of U.S. dollars)

(unaudited)

	December 31, 2003	December 31, 2002
ASSETS

CURRENT
Cash and cash equivalents	$10,563	$4,899
Restricted cash	976	—
Accounts receivable, net	9,927	7,934
Inventories	6,096	6,134
Prepaid expenses	688	415
Future income taxes, net	2,806	990
	31,056	20,372

Property, plant and equipment, net	32,917	26,054
Goodwill, net	677	556
Intangible assets, net	10,237	23,052
Other assets	565	627
Future income taxes, net	8,508	10,241
	$83,960	$80,902

LIABILITIES

CURRENT
Bank loan	$—	$884
Accounts payable and accrued liabilities	7,026	10,254
Current portion of deferred revenues	5,309	5,142
Current portion of long-term debt	981	2,158
Customer deposits	591	2,314
	13,907	20,752

Deferred revenues	7,593	13,852
Long-term debt	9,185	10,268
Minority interest	4,539	3,917
	$35,224	$48,789

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized	$51,428	$51,046
Contributed surplus	6,665	6,548
Employee participation shares; 2,000,000 shares authorized	82	131
Less: loans receivable	(82)	(131)
Deficit	(16,027)	(24,221)
Cumulative translation adjustment	6,670	(1,260)
	48,736	32,113
	$83,960	$80,902

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders’ Equity

In Accordance with Canadian GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		Common Stock (Number of Shares)
37,098,390	37,081,190	Balance, beginning of period	37,098,690	36,613,434
190,334	17,500	Exercise of options	240,334	468,168
9,093	—	Exercise of employee participation shares	9,093	17,088
—	—	Repurchased for cancellation	(50,300)	—
37,297,817	37,098,690	Balance, end of period	37,297,817	37,098,690
		Common Stock
$51,059	$51,018	Balance, beginning of period	$51,046	$50,175
339	28	Exercise of options	422	817
30	—	Exercise of employee participation shares	30	54
—	—	Repurchased for cancellation	(70)	—
$51,428	$51,046	Balance, end of period	$51,428	$51,046
		Contributed Surplus
$6,553	$6,476	Balance, beginning of period	$6,548	$6,476
112	—	Stock compensation	112	—
—	72	Fair value associated with expired warrants	—	72
—	—	Common shares purchased for cancellation	5	—
$6,665	$6,548	Balance, end of period	$6,665	$6,548
		Employee Participation Shares
$106	$131	Balance, beginning of period	$131	$157
—	—	Cancellation of employee participation shares	(25)	—
(24)	—	Exercise of employee participation shares	(24)	(26)
$82	$131	Balance, end of period	$82	$131
		Employee Participation Shares-Loans Receivable
$(106)	$(131)	Balance, beginning of period	$(131)	$(157)
—	—	Cancellation of employee participation shares	25	—
24	—	Exercise of employee participation shares	24	26
$(82)	$(131)	Balance, end of period	$(82)	$(131)
		Warrants
$—	$72	Balance, beginning of period	$—	$72
—	(72)	Expiry of warrants	—	(72)
$—	$—	Balance, end of period	$—	$—
		Deficit
$(16,952)	$(24,611)	Balance, beginning of period	$(24,221)	$(22,396)
925	390	Net income (loss)	8,194	(1,825)
$(16,027)	$(24,221)	Balance, end of period	$(16,027)	$(24,221)
		Cumulative Translation Adjustment
$4,539	$(1,301)	Balance, beginning of period	$(1,260)	$(1,610)
2,131	41	Foreign currency translation adjustments	7,930	350
6,670	(1,260)	Balance, end of period	6,670	(1,260)
$48,736	$32,113	Total shareholders’ equity	$48,736	$32,113

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with Canadian GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$813	$390	Net income (loss) from continuing operations	$2,397	$729
		Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
(1,484)	(1,651)	Amortization of deferred revenues	(6,811)	(6,568)
1,555	1,336	Amortization	5,797	5,253
112	—	Stock compensation	112	28
(100)	(86)	Future income taxes	149	(1,254)
(59)	—	Minority interest	(391)	(252)
332	(117)	Other	667	316
		Changes in operating assets and operating liabilities
949	(814)	Accounts receivable	(314)	(401)
656	(841)	Inventories	(93)	(835)
(74)	808	Income taxes	(803)	(235)
170	315	Prepaid expenses	(149)	(185)
(1,218)	1,594	Accounts payable and accrued liabilities	(3,490)	1,245
1,652	934		(2,929)	(2,159)
		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(1,137)	(1,436)	Expenditures for property, plant and equipment	(3,536)	(5,390)
—	—	Increase in intangible assets	(122)	(60)
—	—	Increase in deferred revenues	165	899
(1,137)	(1,436)		(3,493)	(4,551)
		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	—	Proceeds from bank loan	4,942	382
—	(482)	Repayment of bank loan	(5,927)	(1,190)
—	2,655	Proceeds from long-term debt	947	5,243
(241)	—	Repayment of long-term debt	(3,013)	(172)
—	449	Proceeds from customer deposits	80	709
(54)	(232)	Repayment of customer deposits	(2,124)	(232)
369	28	Exercise of warrants and options	452	844
—	—	Common shares purchased for cancellation	(65)	—
—	702	Issue of common shares by subsidiary to minority interest	365	969
—	(177)	Repurchase of common shares by subsidiary from minority interest	(140)	(177)
74	2,943		(4,483)	6,376
325	(85)	Effect of foreign exchange rate changes on cash and cash equivalents	235	70
914	2,356	Net cash (used in) from continuing operations	(10,670)	(264)
392	200	Net cash from (used in) discontinued operations	17,310	(439)
1,306	2,556	Net increase (decrease) in cash and cash equivalents	6,640	(703)
10,233	2,343	Cash and cash equivalents, beginning of period	4,899	5,602
$11,539	$4,899	Cash and cash equivalents, end of period	$11,539	$4,899

		Additional Information
$122	$97	Interest paid	$700	$417
$276	$—	Income taxes paid	$1,882	$1,791

These interim consolidated financial statements are preliminary and are subject to change.  The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2003.

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  The financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  Where the current rate method is used, the unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as cumulative translation adjustment.  For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2003 and the results of operations and cash flows for the quarter ended December 31, 2003 and 2002.

2.                                      Accounting Changes

(a)  Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to Section 3062, “Goodwill and Other Intangible Assets”.  Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter.  The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment.  The Company does not have any intangible assets with indefinite lives.

(b)  Foreign Currency Translation

Effective January 1, 2002, the Company adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation.  The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items.  These amendments were applied retroactively with no impact on prior periods.

(c)  Stock-based Compensation Costs

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 “Stock-based compensation and other stock-based payments”.  Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements.  In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.  The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees.  Accordingly, no compensation cost is recorded in the accounts for its share options plans.

3.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan.  On June 4, 2002, the Company announced that it had modified the terms of the proposed sale, primarily by the exclusion of the product rights to Alertec®.

DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $1,035 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $3,738, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Pursuant to the CICA recommendation, Section 3475: “Discontinued Operations”, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended September 30, 2003 and all comparative periods presented have been restated.  In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® up until such time that third party approval can be obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002

$188	$1,959	Revenues	$4,301	$6,844
112	(429)	Operating (loss) income from discontinued operations – net of tax	(40)	(1,489)
—	—	Net gain on disposal of product rights – net of tax	4,773	—
—	429	Recovery (provision) for future losses – net of tax	1,064	(1,065)
$112	$—	Net income (loss) from discontinued operations – net of tax	$5,797	$(2,554)

4.                                      Cost of Goods Sold

On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.                                      Deferred Revenue

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the twelve month period ended December 31, 2003 as royalty and licensing revenue.

6.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002

3,342,776	3,510,776	Balance, beginning of period	3,314,109	3,358,444
		Increase (decrease) resulting from:
40,000	47,500	Granted	775,000	750,000
(190,334)	(17,500)	Exercised	(240,334)	(468,168)
(75,000)	(106,667)	Cancelled	(255,000)	(150,167)
(19,500)	(120,000)	Expired	(495,833)	(176,000)
3,097,942	3,314,109	Balance, end of period	3,097,942	3,314,109

(b)  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company’s stock options was determined under the fair value based method of accounting.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002

$925	$390	Net income (loss) as reported	$8,194	$(1,825)
(97)	(71)	Pro forma impact	(449)	(237)
$828	$319	Pro forma net income (loss)	$7,745	$(2,062)

$0.025	$0.011	Basic net income (loss) per share, as reported	$0.221	$(0.049)
(0.003)	(0.002)	Pro forma impact per share	(0.012)	(0.006)
$0.022	$0.009	Pro forma net income (loss) per share (Basic)	$0.209	$(0.055)
$0.022	$0.009	Pro forma net income (loss) per share (Diluted)	$0.209	$(0.055)

0.0%	0.0%	Dividend yield	0.0%	0.0%
61%	62%	Expected volatility	60%-62%	62%-64%
4.1%	4.2%	Risk-free interest rate	3.8%-4.1%	4.1%-5.6%
5 yrs	5 yrs	Expected option life	5-10 yrs	5 yrs

7.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.  Executive management assesses the performance of each segment based on segment income (loss) before interest, income taxes and minority interest.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		PRODUCT SALES REVENUES
$4,202	$2,316	Radiopharmaceuticals	$14,564	$9,704
8,668	5,386	Manufacturing	26,985	20,946
(430)	26	Corporate and Other	(1,014)	(312)
$12,440	$7,728		$40,535	$30,338
		ROYALTY AND LICENSING REVENUES
$—	$128	Radiopharmaceuticals	$1,521	$451
—	—	Manufacturing	—	—
1,945	1,980	Corporate and Other	7,137	7,851
$1,945	$2,108		$8,658	$8,302
		TOTAL REVENUES
$4,202	$2,444	Radiopharmaceuticals	$16,085	$10,155
8,668	5,386	Manufacturing	26,985	20,946
1,515	2,006	Corporate and Other	6,123	7,539
$14,385	$9,836		$49,193	$38,640
		SEGMENT INCOME(1)
$1,256	$230	Radiopharmaceuticals	$6,057	$1,219
592	393	Manufacturing	1,084	627
851	1,053	Corporate and Other	3,275	4,365
$2,699	$1,676		$10,416	$6,211
		AMORTIZATION
$355	$289	Radiopharmaceuticals	$1,302	$1,127
434	307	Manufacturing	1,448	1,166
766	740	Corporate and Other	3,047	2,960
$1,555	$1,336		$5,797	$5,253
		OPERATING INCOME (LOSS) (2)
$901	$(59)	Radiopharmaceuticals	$4,755	$92
158	86	Manufacturing	(364)	(539)
85	313	Corporate and Other	228	1,405
$1,144	$340		$4,619	$958

	December 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$13,587	$12,899
Manufacturing	40,953	30,701
Corporate and Other	29,420	37,302
	$83,960	$80,902

(1) Segment income from continuing operations before amortization, interest, income taxes and minority interest.

(2) Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2003	2002		2003	2002
		REVENUES(1)
$6,829	$6,016	Canada	$22,755	$23,205
7,489	3,764	United States	26,031	15,246
67	56	Other	407	189
$14,385	$9,836		$49,193	$38,640

	December 31, 2003	December 31, 2002
LONG-LIVED ASSETS(2)
Canada	$37,636	$41,378
United States	6,195	8,284
	$43,831	$49,662

(1)   Revenues are attributable to countries based upon the location of the customer.

(2)   Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

8.             Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.